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                     February 3, 2023

       Nelli Galeeva
       Deputy Chief Executive Officer for Finance
       Mechel PAO
       Krasnoarmeyskaya Street 1
       Moscow 125167
       Russian Federation

                                                        Re: Mechel PAO
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            File No. 1-32328

       Dear Nelli Galeeva:

              We issued comments on the above captioned filing on December 13, 2022. On January
       4, 2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Mindy Hooker at (202) 551-3732, Ken Schuler at
(202) 551-3718 or Hugh
       West at (202) 551-3872 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing